Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-168298

PROSPECTUS SUPPLEMENT NO. 1

7,510,038 SHARES OF COMMON STOCK

ADVAXIS, INC.

This prospectus supplement amends the prospectus dated February 28, 2011, to allow the selling stockholders named in the prospectus (the “Selling Stockholders”) to resell, from time to time, up to (i) 3,500,000 shares of our common stock held by one of the Selling Stockholders and (ii) 4,010,038 shares of our common stock issuable upon the exercise of a warrant held by one of the Selling Stockholders.

We will not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. This prospectus supplement is being filed to include the information set forth in (i) our Current Report on Form 8-K filed on March 15, 2011 and (ii) our Quarterly Report on Form 10-Q filed on March 17, 2011, each of which are set forth below. This prospectus supplement should be read in conjunction with the prospectus dated February 28, 2011, which is to be delivered with this prospectus supplement.

Our common stock is quoted on the OTCQB Marketplace, or OTCQB, under the symbol ADXS.  On March 17, 2011, the last reported sale price per share for our common stock as reported by the OTCQB was $0.12.

Investing in our common stock involves a high degree of risk.  We urge you to carefully consider the ‘‘Risk Factors’’ beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is March 18, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
_______________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 14, 2011

ADVAXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

00028489	02-0563870
(Commission File Number)	(IRS Employer Identification Number)

Technology Centre of New Jersey
675 Rt. 1, Suite B113
North Brunswick, N.J. 08902
(Address of principal executive offices)

Registrant’s telephone number, including area code: (732) 545-1590

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On March 14, 2011, Advaxis, Inc. (the “Company”) issued and sold 44 shares of non-convertible, redeemable Series B preferred stock (“Series B Preferred Stock”) to Optimus Life Sciences Capital Partners LLC (the “Investor”) pursuant to the terms of a Preferred Stock Purchase Agreement between the Company and the Investor dated July 19, 2010 (the “Purchase Agreement”).  The aggregate purchase price for the shares of Series B Preferred Stock was $440,000 less an amount of approximately $20,000 offset against the purchase price for the early payment by the Investor of a portion of the purchase price.  Under the terms of the Purchase Agreement, the Investor remains obligated, from time to time until July 19, 2013, to purchase up to an additional 284 shares of Series B Preferred Stock at a purchase price of $10,000 per share upon notice from the Company to the Investor, and subject to the satisfaction of certain conditions, as set forth in the Purchase Agreement.  Among these conditions, the Company must have a sufficient number of registered shares underlying a warrant issued to an affiliate of the Investor.  The Company currently has 50,038 registered shares available under its prospectus and will need to register additional warrant shares in order to require the Investor to purchase the remaining shares of Series B Preferred Stock.

The Series B Preferred Stock was offered and sold in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Item 8.01 Other Events.

In connection with the issuance by the Company of the Series B Preferred Stock described above (the “Transaction”), an affiliate of the Investor exercised a warrant to purchase 3,960,000 shares of the Company’s common stock, $0.001 par value (the “Common Stock”) at an exercise price of $0.15 per share.  The Company and the Investor also agreed to waive certain terms and conditions in the warrant in order to permit the affiliate of the Investor to exercise the warrants at the exercise price of $0.15 per share.  As permitted by the terms of such warrant, the aggregate exercise price of $594,000 received by the Company is payable pursuant to a four-year full recourse promissory note bearing interest at the rate of 2% per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2011	Advaxis, Inc.

	By:	/S/ Mark J. Rosenblum
Mark J. Rosenblum
Chief Financial Officer and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)
☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended January 31, 2011

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from to ________________ to ________________

Commission file number   000-28489

ADVAXIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	02-0563870
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

The Technology Centre of New Jersey, 675 Route 1, Suite 119, North Brunswick, NJ 08902

(Address of principal executive offices)

(732) 545-1590

 (Registrant’s telephone number)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

The number of shares of the registrant's common stock, $0.001 par value, outstanding as of March 15, 2011 was 214,605,862.

INDEX

		Page No.

PART I	FINANCIAL INFORMATION

Item 1.	Financial Statements

	Balance Sheets at January 31, 2011 (unaudited) and October 31, 2010	2

	Statements of Operations for the three month periods ended January 31, 2011 and 2010 and the period March 1, 2002 (inception) to January 31, 2011 (unaudited)	3

	Statements of Cash Flow for the three month periods ended January 31, 2011 and 2010 and the period March 1, 2002 (inception) to January 31, 2011 (unaudited)	4

	Supplemental Disclosures of Cash Flow Information	5

	Supplemental Schedule of Noncash Investing and Financing Schedules	5

	Notes to Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	18

Item 4.	Controls and Procedures	18

PART II	OTHER INFORMATION

Item 1.	Legal Proceedings	19

Item 1A.	Risk Factors	19

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	19

Item 5.	Other Information	19

Item 6.	Exhibits	19

SIGNATURES		20

All other items called for by the instructions to Form 10-Q have been omitted because the items are not applicable or the relevant information is not material.

 PART I-FINANCIAL INFORMATION
Item 1. Financial Statements
ADVAXIS, INC.
(A Development Stage Company)
BALANCE SHEETS

	January 31, 2011	October 31, 2010
ASSETS
Current Assets:
Cash	$106,040	$108,381
Grant Receivable	-	244,479
Other Receivable	379,472	-
Prepaid expenses	22,648	38,511
Other Current Assets	77,221	-
Total Current Assets	585,381	391,371

Deferred expenses	296,580	233,322
Property and Equipment (net of accumulated depreciation)	18,622	28,406
Intangible Assets (net of accumulated amortization)	2,168,544	2,125,991
Deferred Financing Cost	25,000	-
Other Assets	136,682	96,096

TOTAL ASSETS	$3,230,809	$2,875,186

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current Liabilities:
Accounts payable	$2,591,341	$2,586,008
Accrued expenses	952,624	647,125
Convertible Bridge Notes and fair value of embedded derivative	1,576,899	751,456
Notes payable – current portion, including interest payable	731,794	687,034
Total Current Liabilities	5,852,658	4,671,623
Common Stock Warrant	8,520,828	13,006,194
Total Liabilities	14,373,486	17,677,817

Shareholders’ Deficiency:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; Series B Preferred Stock; issued and outstanding 696 at January 31, 2011 and 789 at October 31, 2010.
Common Stock - $0.001 par value; authorized 500,000,000 shares, issued and outstanding 210,645,862 at January 31, 2011 and 198,100,817 at October 31, 2010.	210,646	198,101
Additional Paid-In Capital	24,710,220	23,074,978
Stock Subscription Receivable	(9,404,210)	(10,659,710)
Deficit accumulated during the development stage	(26,659,333)	(27,416,000)
Total Shareholders’ Deficiency	(11,142,677)	(14,802,631)
TOTAL LIABILITIES & SHAREHOLDERS’ DEFICIENCY	$3,230,809	$2,875,186

The accompanying notes and the report of independent registered public accounting firm should be read in conjunction with the financial statements.

ADVAXIS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(unaudited)
	Three Months Ended January 31,		Period from March 1, 2002 (Inception) to January 31,
	2011	2010	2010
Revenue	$-	$-	$1,863,343

Research & Development Expenses	1,987,691	997,335	17,065,530
General & Administrative Expenses	981,956	589,015	17,221,854
Total Operating expenses	2,969,647	1,586,350	34,287,384

Loss from Operations	(2,969,647)	(1,586,350)	(32,424,041)

Other Income (expense):
Interest expense	(532,349)	(1,666,139)	(6,282,703)
Other Income	37,330	2,271	363,948
Gain on note retirement	-	-	1,656,440
Net changes in fair value of common stock warrant liability and embedded derivative liability	3,841,861	(1,090,114)	8,490,434
Net Income (Loss) before income tax benefit	377,195	(4,340,332)	(28,195,922)

Income tax benefit	379,472	278,978	1,580,473

Net Income (Loss)	756,667	(4,061,354)	(26,615,449)

Dividends and redemption premium attributable to preferred shares	989,020	-	1,032,904

Net Loss applicable to Common Stock	$(232,353)	$(4,061,354)	$(27,648,353)

Net Loss per share, basic	$-	$(.03)

Net Loss per share, diluted	$-	$(.03)

Weighted average number of shares outstanding, basic	206,807,491	118,277,623

Weighted average number of shares outstanding, diluted	206,807,491	118,277,623

The accompanying notes are an integral part of these financial statements.

ADVAXIS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended January 31,		Period from March 1, 2002 (Inception) to January 31,
	2011	2010	2011
OPERATING ACTIVITIES
Net income/(Loss)	$756,667	$(4,061,354)	$(26,615,449)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash charges to consultants and employees for options and stock	240,582	188,177	3,246,001
Amortization of deferred financing costs	-	-	260,000
Amortization of deferred expenses	(63,259)	41,008	211,149
Amortization of discount on Bridge Loans	73,364	225,320	747,250
Impairment of intangible assets	-	-	26,087
Non-cash interest expense	414,890	1,433,436	4,879,410
Loss (Gain) on change in value of warrants and embedded derivative	(3,841,861)	1,090,114	(8,490,434)
Warrant Expense	35,523	-	241,798
Value of penalty shares issued	-	-	149,276
Depreciation expense	9,784	9,412	177,050
Amortization expense of intangibles	32,265	21,267	494,617
Gain on note retirement	-	-	(1,656,440)
Decrease (Increase) in prepaid expenses	15,862	(6,464)	(22,648)
Decrease in grant receivable	244,479	-	-
(Increase) in income tax receivable	(379,472)	-	(379,472)
(Increase) in other current assets	(77,221)	-	(77,221)
Increase in other assets	(53,968)	-	(147,801)
(Decrease) increase in accounts payable	(11,526)	441,848	3,155,667
Increase (decrease) in accrued expenses	387,030	(244,234)	1,021,791
Increase (decrease) in interest payable	43,953	-	(116,456)
Net cash used in operating activities	(2,172,908)	(861,470)	(22,895,825)
INVESTING ACTIVITIES
Cash paid on acquisition of Great Expectations	-	-	(44,940)
Purchase of property and equipment	-	(10,014)	(150,093)
Cost of intangible assets	(74,817)	(99,500)	(2,694,199)
Net cash used in Investing Activities	(74,817)	(109,514)	(2,889,232)
FINANCING ACTIVITIES
Proceeds from (repayment of) convertible secured debenture	-	-	1,040,000
Cash paid for deferred financing costs	(25,000)	-	(584,493)
Principal Payments on notes payable	(187,582)	(213,382)	(2,109,292)
Proceeds from notes payable	1,380,000	472,500	7,640,859
Net proceeds of issuance of Preferred Stock	1,077,966	1,166,000	8,345,793
Cancellation of Warrants	-	-	(600,000)
Proceeds from exercise of Warrants	-	-	170,000
Net proceeds of issuance of Common Stock	-	-	11,988,230
Net cash provided by Financing Activities	2,245,384	1,425,118	25,891,097
Net (decrease) increase in cash	(2,341)	454,134	106,040
Cash at beginning of period	108,381	659,822	-
Cash at end of period	$106,040	$1,113,956	$106,040

The accompanying notes are an integral part of these financial statements.

Supplemental Disclosures of Cash Flow Information

	Three Months Ended January 31,		Period from March 1, 2002 (Inception) to January 31,
	2011	2010	2011
Cash paid for Interest	$44,292	$114,419	$577,892

Supplemental Schedule of Noncash Investing and Financing Activities

	Three Months Ended January 31,		Period from March 1, 2002 (Inception) to January 31,
	2011	2010	2011
Equipment acquired under notes payable		-	$45,580
Common stock issued to Founders		-	$40
Notes payable and accrued interest converted to Preferred Stock		-	$15,969
Stock dividend on Preferred Stock		-	$43,884
Accounts Payable from consultants settled with Common Stock		$-	$51,978
Notes payable and embedded derivative liabilities converted to Common Stock		-	$5,835,250
Intangible assets acquired with notes payable		-	$360,000
Intangible assets acquired with common stock			70,000
Debt discount in connection with recording the original value of the embedded derivative liability	$200,569	267,800	$2,359,258
Allocation of the original secured convertible debentures to warrants		-	$214,950
Allocation of the warrants on Bridge Notes as debt discount	$651,846	410,116	$2,304,393
Cancellation of Note Receivable in connection with Preferred Stock Redemption	$(3,051,000)	-	$(3,051,000)
Note receivable in connection with exercise of warrants	$1,795,500	1,965,710	$12,455,210
Warrants Issued in connection with issuance of Common Stock	-	-	$1,505,550
Warrants Issued in connection with issuance of Preferred Stock	-	-	$3,587,625

The accompanying notes are an integral part of these financial statements.

ADVAXIS, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Advaxis, Inc. (the “Company”) is a development stage biotechnology company with the intent to develop safe and effective cancer vaccines that utilize multiple mechanisms of immunity. The Company is developing a live Listeria vaccine technology under license from the University of Pennsylvania (“Penn”) which secretes a protein sequence containing a tumor-specific antigen. The Company believes this vaccine technology is capable of stimulating the body’s immune system to process and recognize the antigen as if it were foreign, generating an immune response able to attack the cancer. The Company believes this to be a broadly enabling platform technology that can be applied to the treatment of many types of cancers, infectious diseases and auto-immune disorders.

The discoveries that underlie this innovative technology are based upon the work of Yvonne Paterson, Ph.D., Professor of Microbiology at Penn. This technology involves the creation of genetically engineered Listeria that stimulate the innate immune system and induce an antigen-specific immune response involving both arms of the adaptive immune system.  In addition, this technology supports, among other things, the immune response by altering tumors to make them more susceptible to immune attack, stimulating the development of specific blood cells that underlie a strong therapeutic immune response.

Since the Company’s inception in 2002, it has focused its initial development efforts upon therapeutic cancer vaccines targeting cervical cancer, its predecessor condition, cervical intraepithelial neoplasia, head and neck cancer, breast cancer, prostate cancer, and other cancers.  Although no products have been commercialized to date, research and development and investment continues to be placed behind the pipeline and the advancement of this technology. Pipeline development and the further exploration of the technology for advancement entail risk and expense. It is anticipated that ongoing operational costs for the Company will continue to increase significantly due to several ongoing clinical trials that began this fiscal year.

Basis of Presentation

The accompanying unaudited interim financial statements include all adjustments (consisting only of those of a normal recurring nature) necessary for a fair statement of the results of the interim period. The October 31, 2010 balance sheet is derived from the audited balance sheet included in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K’). These interim financial statements should be read in conjunction with the Company’s financial statements and notes for the fiscal year ended October 31, 2010 included in the Form 10-K. The Company believes these financial statements reflect all adjustments (consisting only of normal, recurring adjustments) that are necessary for a fair presentation of its financial position and results of operations for the periods presented. Management’s plans are to continue to raise additional funds through the sales of debt or equity securities. Results of operations for the interim periods presented are not necessarily indicative of results to be expected for the year.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. There is a working capital deficiency, a shareholders’ deficiency and recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amount and classification of recorded assets and liabilities should the Company be unable to continue operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material. The most significant estimates impact the following transactions or account balances: stock compensation, liabilities (including the embedded derivative liability), warrant valuation, impairment of intangibles, fixed assets and projected operating results.

Net Loss Per Share

Basic net income or basic net loss per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share give effect to dilutive options, warrants, convertible debt and other potential common stock outstanding during the period. Therefore, in the case of a net loss the impact of the potential common stock resulting from warrants, outstanding stock options and convertible debt are not included in the computation of diluted loss per share, as the effect would be anti-dilutive. In the case of net income the impact of the potential common stock resulting from these instruments that have intrinsic value are included in the diluted earnings per share. The table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share. Approximately 86.3 million warrants (excluding approximately 4.0 million warrants held by an affiliate of Optimus include anti-dilutive provisions to adjust the number and price of the warrants based on certain types of equity transactions.

	As of January 31,
	2011	2010
Warrants	97,165,981	98,267,159
Stock Options	26,517,424	19,129,507
Convertible Debt (using the if-converted method)	13,275,133	-
Total	136,958,538	117,396,666

Research and Development Expenses

Research and development expenses include, but are not limited to, payroll and personnel expenses, lab expenses, clinical trial and related clinical manufacturing costs, facilities and related overhead costs.

Accounting for Stock-Based Compensation

Stock-based compensation is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton option-pricing model (hereinafter referred to as the “BSM model”) and is recognized as expense over the requisite service period. The BSM model requires various assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. See Note 5 for information on stock-based compensation expense incurred in the three months ending January 31, 2011.

Warrant Liability/Embedded Derivative Liability

The Company has outstanding Warrants and convertible features (Embedded Derivatives) in its outstanding Senior and Junior Subordinated Promissory Notes. The Warrants and Embedded Derivatives are recorded at their relative fair values at issuance and will continue to be recorded at fair value each subsequent balance sheet date. Any change in value between reporting periods will be recorded at each reporting date. Both derivatives will continue to be reported until such time as they are exercised, expire, or mature at which time these derivatives will be adjusted to fair value and reclassified from liabilities to equity.

Income Tax Benefit

On February 4, 2011, the Company received a net cash amount of $379,472 from the sale of our 2008 and 2009 State Net Operating Losses (“NOL”) under the State of New Jersey Program for small business, which was recorded as a receivable as of January 31, 2011.

 Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

3. INTANGIBLE ASSETS

Intangible assets primarily consist of legal and filing costs associated with obtaining patents and licenses. The license and patent costs capitalized primarily represent the value assigned to the Company’s 20-year exclusive worldwide license agreement with Penn which are amortized on a straight-line basis over their remaining useful lives which are estimated to be twenty years from the effective date of Penn Agreement dated July 1, 2002. The value of the license and patents are based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license now includes the exclusive right to exploit 32 patents issued and 33 patents pending and applied for in most of the largest markets in the world.

As of January 31, 2011, all gross capitalized costs associated with the licenses and patents filed and granted as well as costs associated with patents pending are $2,581,165 as shown under license and patents on the table below. The expirations of the existing patents range from 2014 to 2023 but the expirations can be extended based on market approval if granted and/or based on existing laws and regulations. Capitalized costs associated with patent applications that are abandoned without future value are charged to expense when the determination is made not to pursue the application. No other patent applications with future value were abandoned and charged to expense in the current or prior year. Amortization expense for licensed technology and capitalized patent cost is included in general and administrative expenses.

Under the amended and restated agreement we are billed actual patent expenses as they are passed through from Penn and or billed directly from our patent attorney. The following is a summary of intangible assets as of the end of the following fiscal periods:

	(Unaudited)
	January 31, 2011	October 31, 2010
License	$651,992	$651,992
Patents	1,929,173	1,854,355
Total intangibles	2,581,165	2,506,347
Accumulated Amortization	(412,621)	(380,356)
Intangible Assets	$2,168,544	$2,125,991

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

4. NOTES PAYABLE AND DERIVATIVE INSTRUMENTS

Moore Notes

On September 22, 2008, Advaxis entered into an agreement (the “Moore Agreement”) with the Company’s Chief Executive Officer, Thomas Moore, pursuant to which the Company agreed to sell senior promissory notes to Mr. Moore, from time to time (“the Moore Notes”). On June 15, 2009, Mr. Moore and the Company amended the Moore Notes to increase the amounts available pursuant to the Moore Agreement from $800,000 to $950,000 and change the maturity date of the Moore Notes from June 15, 2009 to the earlier of January 1, 2010 or the Company’s next equity financing resulting in gross proceeds to the Company of at least $6 million. The Moore Agreement was amended per the terms of the June 18, 2009 Note Purchase Agreement (described below) retroactively to include the same warrant provision provided to investors purchasing notes under the Note Purchase Agreement.

On February 15, 2010, we agreed to amend the terms of the Moore Notes such that (i) Mr. Moore may elect, at his option, to receive accumulated interest thereon on or after March 17, 2010, (ii) we would begin to make monthly installment payments of $100,000 on the outstanding principal amount beginning on April 15, 2010; provided, however, that the balance of the principal will be repaid in full on consummation of our next equity financing resulting in gross proceeds to us of at least $6.0 million and (iii) we would retain $200,000 of the repayment amount for investment in our next equity financing.

For the three months ending January 31, 2011, the Company did not make any interest or principal payments to Mr. Moore.  As of January 31, 2011, the Company was not in default under the terms of the Moore Agreement.  As of January 31, 2011, the Company owed Mr. Moore approximately $578,000 under the Moore Notes.

Senior Convertible Promissory Notes

Effective June 18, 2009, the Company entered into a Note Purchase Agreement with certain accredited investors, pursuant to which such investors acquired senior convertible promissory notes of the Company.  At January 31, 2011, the Company had one outstanding senior convertible promissory note with $88,824 in principal value and $26,471 in accrued interest remaining.

Junior Subordinated Convertible Promissory Notes

During the three months ended January 31, 2011 the Company entered into Junior Subordinated Convertible Promissory Notes in the aggregate principal value of $1,384,520 for an aggregate net purchase price of $1,230,000.  These notes had maturity dates ranging from December 31, 2010 to September 30, 2011.  The Company reached an agreement with six investors, whose notes were to mature on December 31, 2010, in the aggregate principal value of $326,316 (included in the above aggregate principal value of $1,384,520), to exchange their original notes for new notes due on or around March 31, 2011. In return for exchanging their notes, these investors received additional interest of $17,175 in total, plus additional warrants.

As of January 31, 2011, the Company had approximately $1,902,000 in outstanding junior subordinated convertible promissory notes with OID amounts ranging from 5% to 18% and with maturity dates ranging from July 30, 2010 to September 30, 2011.  The Company has initiated discussions with past due Bridge Note holders (approximately $589,000 as of January 31, 2011) to repay amounts beginning in the second quarter of 2011.

 We refer to all Senior Convertible Promissory Notes and Junior Subordinated Convertible Promissory Notes as “Bridge Notes”.

The Bridge Notes are convertible into shares of the Company’s common stock at an exercise price contingent on the completion of an equity financing. For every dollar invested in our Bridge Notes, each Investor received warrants to purchase between 1½ and 2 ½ shares of common stock (the “Bridge Warrants”) subject to adjustments upon the occurrence of certain events as more particularly described below and in the form of Warrant. As of January 31, 2011, substantially all of the Bridge Warrants have an exercise price of $.15 per share. The Bridge Notes may be prepaid in whole or in part at the option of the Company without penalty at any time prior to the Maturity Date. The warrants may be exercised on a cashless basis under certain circumstances.

Activity related to the Bridge Notes from issuance is as follows:

Bridge Note – Principal Value – Issued	$6,141,753
Principal payments on Bridge Notes	(1,730,113)
Bridge Note Conversions	(2,420,373)
Original Issue Discount, net of accreted interest	(120,269)
Fair Value of Attached Warrants at issuance	(2,304,393)
Fair Value of Embedded Derivatives at issuance	(2,359,258)
Accreted interest on embedded derivative and warrant liabilities	4,139,927

Convertible Bridge Notes- as of January 31, 2011	$1,347,274
Embedded Derivatives Liability at January 31, 2011	229,625
Convertible Bridge Notes and fair value of embedded derivative	$1,576,899

BioAdvance Note

BioAdvance Biotechnology Greenhouse of Southeastern Pennsylvania Notes (“BioAdvance”) received notes from the Company for $10,000 dated November 13, 2003 and $40,000 dated December 17, 2003 that were each due on the fifth anniversary date thereof. During November 2009, the Company paid $14,788 in full payment of the November 13, 2003 note and BioAdvance agreed to extend the remaining note.  As of January 31, 2011, the Company owes approximately $40,000 in principal and $13,000 in interest to BioAdvance. The terms of the outstanding note calls for accrual of 8% interest per annum on the unpaid principal.

Derivative Instruments

The table below lists the Company’s derivative instruments as of January 31, 2011:

Description	Principal	Original Issue Discount	Warrant Liability	Embedded Derivative Liability

Total Valuation at October 31, 2010	$777,154	$21,937	$13,006,194	$81,028

Issuance of November 2010 Bridge Notes	931,579	96,579	391,076	150,156
Exchange of November 2010 Bridge Notes	17,175	17,175	86,963	9,389
Issuance of January 2011 Bridge Notes	452,941	57,941	173,808	41,024
Note Payoffs	(187,582)
Issuance of Warrants			35,523
Accreted Interest		(73,363)
Exercise of Warrants			(1,382,847)
Change in FV			(3,789,889)	(51,972)
Total Valuation at January 31, 2011	1,991,267	120,269	8,520,828	229,625

Warrants

As of January 31, 2011, there were outstanding warrants to purchase 97,165,981 shares of our common stock with exercise prices ranging from $0.15 to $0.287 per share. Information on the outstanding warrants is as follows:

Type	Exercise Price	Amount	Expiration Date	Type of Financing
Common Stock Purchase Warrant	$0.15	72,025,656	February 2011 – October 2012	2007 Securities Purchase Agreement
Common Stock Purchase Warrant	$0.15 - $0.17	20,581,863	January 2013 – April 2015	Bridge Notes
Common Stock Purchase Warrant	$0.1952-$0.287	497,174	February 2011 – February 2012	Vendor & Other
Common Stock Purchase Warrant	$0.15	51,250	November 2015	Placement Agent – Convertible Debt Financing
	Subtotal	93,155,943

Common Stock Purchase Warrant	TBD (1)	4,010,038	July 2013	Optimus Preferred Stock Agreement (7/19/2010)
	Grand Total	97,165,981

(1)    For purposes of this warrant, exercise price means an amount per warrant share equal to the closing sale price of a share of common stock on the applicable tranche notice date.

Warrant Liability/Embedded Derivative Liability

The fair value of the Warrants and Embedded Derivatives are estimated using the BSM model.

The Company computes valuations, each quarter, using the BSM model for each derivative instrument to account for the various possibilities that could occur due to changes in the inputs to the BSM model as a result of contractually-obligated changes (for example, changes in strike price to account for down-round provisions). The Company effectively weights each calculation based on the likelihood of occurrence to determine the value of the derivative at the reporting date. As of January 31, 2011, the fair value of the Warrants and Embedded Derivatives were determined to be approximately $8.52 million and $230,000, respectively.  We increased income approximately $3.84 million for net changes in the fair value of the common stock warrant liability and embedded derivative liability for three months ending January 31, 2011.

5. ACCOUNTING FOR STOCK BASED COMPENSATION PLANS

The Company records compensation expense associated with stock options based on the estimated fair value of each option award that was granted using the Black-Scholes option valuation model.

The table below summarizes compensation expenses from share-based payment awards:

	For the three months ending January 31,
	2011	2010
Research and development	$96,168	$22,790
General and Administrative	144,414	165,387
Total stock compensation expense recognized	$240,582	$188,177

Total unrecognized estimated compensation expense related to non-vested stock options granted and outstanding as of January 31, 2011 was approximately $1.03 million which is expected to be recognized over a weighted-average period of approximately two years.

No options were exercised over the three months ended January 31, 2011. For the three months ended January 31, 2011, the Company granted 50,000 options at a weighted average Black Scholes value and exercise price of approximately $0.123 and $0.125, respectively.

6. COMMITMENTS AND CONTINGENCIES

University of Pennsylvania

On May 10, 2010, we entered into a second amendment to the Penn license agreement pursuant to which we acquired exclusive licenses for an additional 27 patent applications related to our proprietary Listeria vaccine technology.   As part of this amendment we exercised our option for the rights to seven additional patent dockets, including 23 additional patent applications, at an option exercise fee payable in the form of $35,000 in cash and $70,000 in our common stock (approximately 388,889 shares of our common stock based on a price of $0.18 per share) and agreed to pay historical patent costs incurred by the University of Pennsylvania at a cost of approximately $462,000. As of January 31, 2011, approximately $180,000 of this amount remained outstanding .

During the three months ending January 31, 2011, the Company paid $250,000 to Penn under all licensing agreements.

Other

Pursuant to a Clinical Research Service Agreement, the Company is obligated to pay Pharm–Olam International for service fees related to our Phase I clinical trial. As of January 31, 2011, the Company has an outstanding balance of $219,131 on this agreement.

On June 19, 2009 we entered into a Master Agreement and on July 8, 2009 we entered into a Project Agreement with Numoda, a leading clinical trial and logistics management company, to oversee Phase II clinical activity with ADXS11-001 for the treatment of invasive cervical cancer and CIN.  Numoda will be responsible globally for integrating oversight and logistical functions with the clinical research organizations, contract laboratories, academic laboratories and statistical groups involved.  The scope of this agreement covers over three years and is estimated to cost approximately $11.2 million for both trials. Per the agreement, the Company is permitted to pay a portion of outstanding charges to Numoda in the form of the Company’s common stock and during May 2010, the Company issued 3,500,000 shares of its common stock to an affiliate of Numoda in satisfaction of $595,000 in services rendered by Numoda to the Company under the Master Agreement. The Company has recorded deferred expenses on the balance sheet for this amount and amortizes this amount to expense over the life of the agreement. At January 31, 2011, there was a zero balance in deferred expenses related to the Numoda project.  From inception of these agreements through January 31, 2011, the Company has paid Numoda approximately $4.4 million.

The Company operates under a month to month lease for its laboratory and office space. There are no aggregate future minimum payments due as of January 31, 2011.

7. SHAREHOLDERS’ EQUITY

Series B Preferred Stock Financing

On July 19, 2010, the Company entered into a Series B Preferred Stock Purchase Agreement with Optimus (the “Series B Purchase Agreement”), pursuant to which Optimus agreed to purchase, upon the terms and subject to the conditions set forth therein and described below, up to $7.5 million of the Company’s newly authorized, non-convertible, redeemable Series B preferred stock (“Series B Preferred Stock”) at a price of $10,000 per share.  Under the terms of the Series B Purchase Agreement, subject to the Company’s ability to maintain an effective registration statement for the Warrant Shares (as defined below), the Company may from time to time until July 19, 2013, present Optimus with a notice to purchase a specified amount of Series B Preferred Stock. Subject to satisfaction of certain closing conditions, Optimus is obligated to purchase such shares of Series B Preferred Stock on the 10th trading day after the date of the notice. The Company will determine, in its sole discretion, the timing and amount of Series B Preferred Stock to be purchased by Optimus, and may sell such shares in multiple tranches. Optimus will not be obligated to purchase the Series B Preferred Stock upon the Company’s notice (i) in the event the average closing sale price of the Company’s common stock during the nine trading days following delivery of such notice falls below 75% of the closing sale price of the Company’s common stock on the trading day prior to the date such notice is delivered to Optimus, or (ii) to the extent such purchase would result in the Company and its affiliates beneficially owning more than 9.99% of the Company’s outstanding common stock.  The Series B Preferred Stock is only redeemable at the option of the Company as set forth in the Company’s Certificate of Designations of Preferences, Rights and Limitations of Series B Preferred Stock and not otherwise subject to redemption or repurchase by the Company in any circumstances.

Pursuant to the Series B Purchase Agreement, on July 19, 2010, the Company issued to an affiliate of Optimus a three-year warrant to purchase up to 40,500,000 shares of the Company’s common stock (the “Warrant Shares”), at an initial exercise price of $0.25 per share, subject to adjustment as described below.  The warrant consists of and is exercisable in tranches, with a separate tranche being created upon each delivery of a tranche notice under the Series B Purchase Agreement. On each tranche notice date, that portion of the warrant equal to 135% of the tranche amount will vest and become exercisable, and such vested portion may be exercised at any time during the exercise period on or after such tranche notice date. On and after the first tranche notice date and each subsequent tranche notice date, the exercise price of the warrant will be adjusted to the closing sale price of a share of the Company’s common stock on the applicable tranche notice date. The exercise price of the warrant may be paid (at the option of the affiliate of Optimus) in cash or by its issuance of a four-year, full-recourse promissory note, bearing interest at 2% per annum, and secured by a specified portfolio of assets. However, such promissory note is not due or payable at any time that (a) the Company is in default of any preferred stock purchase agreement for Series B Preferred Stock or any warrant issued pursuant thereto, any loan agreement or other material agreement or (b) there are any shares of the Series B Preferred Stock issued or outstanding.

On November 15, 2010, Advaxis, Inc. (the “Company ”) issued and sold 61 shares of Series B preferred to Optimus pursuant to the terms of the Series B Purchase Agreement.  The aggregate purchase price for the shares of Series B Preferred Stock was $610,000 (of which the Company received $605,000).

In connection with the November 15, 2010 issuance by the Company of the Series B Preferred Stock described above, an affiliate of Optimus exercised a warrant to purchase 5,312,903 shares of the Company’s common stock at an exercise price of $0.155 per share.  As permitted by the terms of these warrants, the aggregate exercise price of approximately $823,500 received by the Company is payable pursuant to four-year full recourse promissory notes bearing interest at the rate of 2% per year.

On December 30, 2010, Advaxis, Inc. (the “Company”) issued and sold 72 shares of Series B preferred to Optimus pursuant to the terms of the Series B Purchase Agreement.  The aggregate purchase price for the shares of Series B Preferred Stock was $720,000. The company received approximately $473,000 (net of $150,000 used to repay a short-term promissory note due Optimus, approximately $20,000 in legal and early payment fees and approximately $77,000 in redemption fees).

On December 30, 2010, immediately following the closing of the above Transaction, the Company redeemed two hundred twenty-six (226) shares of Series B Preferred Stock held by the Investor for an aggregate redemption price of $3,141,004 consisting of (i) cash in an amount of $76,622 and (ii) cancellation of certain promissory notes issued by an affiliate of the Investor to the Company in the aggregate amount of $3,064,382.  The Company redeemed the shares of Series B Preferred Stock, at a price per share equal to 136% of the Liquidation Value (defined as the original price per share plus all accrued dividends thereon) since the redemption was prior to the first anniversary of the issuance date, as stated in the Series B Preferred Stock Purchase Agreement.  As of December 30, 2010, 328 shares of Series B Preferred Stock remained available for sale under the Series B Purchase Agreement.

In connection with the December 30, 2010 issuance by the Company of the Series B Preferred Stock described above, an affiliate of Optimus exercised a warrant to purchase 6,480,000 shares of the Company’s common stock at an exercise price of $0.15 per share.  As permitted by the terms of these warrants, the aggregate exercise price of approximately $972,000 received by the Company is payable pursuant to four-year full recourse promissory notes bearing interest at the rate of 2% per year.

As of January 31, 2011, Optimus is committed to purchase 328 shares of Series B Preferred Stock at a gross purchase price of $3.28 million.

Warrants

During the three months ending January 31, 2011 the Company recognized approximately $35,000 in warrant expense due to the issuance of 51,250 warrants to our placement agent for securing convertible debt financing during November 2010.  In addition, the Company issued 196,078 warrants (at an exercise price of $0.17), which increased to 222,222 warrants (as the result of a decrease in the exercise price to $0.15) to our one remaining senior secured convertible note holder in return for extending the maturity date of his outstanding senior secured convertible note.

Almost all of our warrants (except the warrants issued to an affiliate of Optimus) contain “full-ratchet” anti-dilution provisions originally set at $0.20 with a term of five years.  The Optimus transaction on January 11, 2010 triggered the anti dilution provisions of the warrant agreements requiring a reset of both the price of these warrants (from $.20 to $.17) and an increase in amount of warrants.  Subsequently, the Optimus transaction on September 28, 2010 triggered the anti-dilution provisions of the warrant agreements requiring a reset of both the price of these warrants (from $0.17 to $0.15) and an increase in the amount of warrants.  Therefore, any future financial offering or instrument issuance below $0.15 per share of the Company’s common stock or warrants will cause further anti-dilution and/or repricing provisions in approximately 86.3 million of our outstanding warrants.

8. SUBSEQUENT EVENTS

Series B Preferred Equity Financing

On March 14, 2011, the Company issued and sold 44 shares of Series B preferred stock to Optimus pursuant to the terms of the Series B Purchase Agreement.  The aggregate purchase price for the shares of Series B Preferred Stock was $440,000 (of which the Company received approximately $415,000, net of legal and early payment fees of $25,000).  Subsequent to this issuance, 284 shares of Series B Preferred Stock remained available for sale under the Series B Purchase Agreement.

In connection with the issuance by the Company of the Series B Preferred Stock described above, an affiliate of Optimus exercised a warrant to purchase 3,960,000 shares of the Company’s common stock at an exercise price of $0.15 per share.  As permitted by the terms of such warrant, the aggregate exercise price of $594,000 received by the Company is payable pursuant to a 4 year full recourse promissory note bearing interest at the rate of 2% per year.  50,038 Optimus warrants remain outstanding at the close of this transaction.

 Junior Subordinated Convertible Promissory Notes

During the period February 1, 2011 through March 15, 2011, the Company entered into two Bridge Note agreements whereby certain accredited investors acquired junior subordinated convertible promissory notes of the Company in the aggregate face amount of approximately $246,000 for an aggregate net purchase price of approximately $225,000 and received a total of 487,500 common stock purchase warrants at an exercise price of $0.15. These junior subordinated convertible promissory notes mature on dates ranging from April 30, 2011 to September 30, 2011, subject to certain provisions in the note agreement.  In addition, the Company repaid one junior subordinated convertible promissory note in the aggregate face amount of $105,263.

The Moore Notes

In connection with a loan made by Mr. Moore to the Company in the amount of $230,000, the Company agreed to amend and restate the terms of the Moore Notes on March 17, 2011 to increase the principal amount due by $230,000.  Under the terms of the amended and restated Moore Notes: (i) the maturity date is the earlier of (x) the date of consummation of an equity financing by the Company in an amount of $6.0 million or more and (y) the occurrence of any event of default as defined in the Moore Notes, (ii) Mr. Moore may elect, at his option, to receive accumulated interest thereon on or after April 15, 2011 (which the Company expects will amount to approximately $91,000), (iii) the Company will make monthly installment payments of $100,000 on the outstanding principal amount beginning on June 15, 2011, and (iv) the Company may retain, at the option of Mr. Moore, $200,000 of the repayment amount for investment in its next equity financing.

New Office & Laboratory Lease

    The Company intends to enter into a Sublease Agreement to relocate the current offices and laboratory to a 9143 square foot leased facility in Princeton, NJ approximately 12 miles south of its current location.  The proposed agreement is for a period of approximately twenty months at the rate of approximately $15,600 per month plus utilities. Utility costs are estimated to be $7,200 per month and are capped at approximately $10,700 per month. The Agreement calls for an initial payment of approximately $54,000 prior to entering the new facility.   As an inducement to enter into the proposed agreement, the company will receive abatement for a specified number of months. The Company plans to enter the new space in late March 2011. The proposed agreement has a termination date of November 29, 2012 and the Company is in discussions with building owner for lease terms beyond this date.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward Looking Statements

The Company has included in this Quarterly Report certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Company’s business, operations and financial condition. “Forward-looking statements” consist of all non-historical information, and the analysis of historical information, including the references in this Quarterly Report to future revenues, collaborative agreements, future expense growth, future credit exposure, earnings before interest, taxes, depreciation and amortization, future profitability, anticipated cash resources, anticipated capital expenditures, capital requirements, and the Company’s plans for future periods. In addition, the words “could”, “expects”, “anticipates”, “objective”, “plan”, “may affect”, “may depend”, “believes”, “estimates”, “projects” and similar words and phrases are also intended to identify such forward-looking statements. Such factors include the risk factors included in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 and other factors discussed in connection with any forward-looking statement.

Actual results could differ materially from those projected in the Company’s forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, the Company’s ability to raise capital unanticipated technological difficulties, the length, scope and outcome of our clinical trial, costs related to intellectual property, cost of manufacturing and higher consulting costs, product demand, changes in domestic and foreign economic, market and regulatory conditions, the inherent uncertainty of financial estimates and projections, the uncertainties involved in certain legal proceedings, instabilities arising from terrorist actions and responses thereto, and other considerations described as “Risk Factors” in other filings by the Company with the SEC. Such factors may also cause substantial volatility in the market price of the Company’s Common Stock. All such forward-looking statements are current only as of the date on which such statements were made. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

General

Our common stock trades on the OTCQB Marketplace under the ticker symbol ADXS.

We are a development stage biotechnology company with the intent to develop safe and effective cancer vaccines that utilize multiple mechanisms of immunity. We are developing a live Listeria vaccine technology under license from the University of Pennsylvania (“Penn”) which secretes a protein sequence containing a tumor-specific antigen. We believe this vaccine technology is capable of stimulating the body’s immune system to process and recognize the antigen as if it were foreign, generating an immune response able to attack the cancer. We believe this to be a broadly enabling platform technology that can be applied to the treatment of many types of cancers, infectious diseases and auto-immune disorders.  In addition, this technology supports among other things the immune response by altering tumors to make them more susceptible to immune attack stimulating the development of specific blood cells that underlie a strong therapeutic immune response.

We have no customers. Since our inception in 2002, we have focused our development efforts upon understanding our technology and establishing a product development pipeline that incorporates this technology in the therapeutic cancer vaccines area targeting cervical, head and neck, prostate, breast, and a pre-cancerous indication of cervical intraepithelial neoplasia, which we refer to as CIN. Although no products have been commercialized to date, research and development and investment continues to be placed behind the pipeline and the advancement of this technology. Pipeline development and the further exploration of the technology for advancement entail risk and expense. We anticipate that our ongoing operational costs will increase significantly as we continue our four Phase II clinical trials that started his fiscal year.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JANUARY 31, 2011 AND 2010

Revenue

We did not record any revenue for the three months ended January 31, 2011 nor any for the three months ended January 31, 2010.

Research and Development Expenses

Research and development expenses increased by $990,356 to $1,987,691 for the three months ended January 31, 2011 as compared with $997,335 for the same period a year ago.  This is principally attributable to clinical trial expenses increasing significantly resulting from the continued growth of our clinical trials in the United States and India which were initiated during the first fiscal quarter of 2010.  In addition, overall compensation expense was higher in the current period resulting from additional employees as well as increases in salaries to existing employees. Lastly, the Company incurred legal expenses in the current period that did not repeat themselves in the period a year ago.

We anticipate continued increases in R&D expenses as a result of expanded development efforts primarily related to clinical trials and product development. In addition, expenses will be incurred in the development of strategic and other relationships required to license, manufacture and distribute our product candidates.

General and Administrative Expenses

General and administrative expenses increased by $392,941 or 67%, to $981,956 for the three months ended January 31, 2011 as compared with $589,015 for the same period a year ago. This was the result of overall compensation expense being higher in the current period resulting from additional employees, increases in salaries to existing employees, related benefits and higher stock based compensation as a result of additional stock option grants made to employees during the fiscal year ended October 31, 2010.  Commission expenses also increased in the current period due to the Company’s efforts to secure new junior unsecured convertible debt financing.  Additionally, travel and consulting expenses grew in the current period due to increased efforts by the Company to present its scientific and business plans, somewhat offset by lower offering expenses as a result of legal fees in the three months ended January 31, 2010 that did not repeat in the current period.  In addition, accounting fees increased in the current period primarily due to higher costs related to the Company’s filing of its annual report on Form 10-K for the fiscal year ended October 31, 2010.

Interest Expense/ Income

For the three months ended January 31, 2011, interest expense decreased to $532,349 from $1,666,139 primarily resulting from the conversion, payoff and maturation of Bridge Notes from the second fiscal quarter of 2010 through the current quarter ending January 31, 2011. Interest income increased to approximately $53,000 as compared to $2,271 in the same period a year ago as a result of interest earned on additional Optimus transaction notes receivable.  These notes are classified in the equity section of the balance sheet as a stock subscription receivable.

Other Expense/ Income

For the three months ended January 31, 2011, other expense increased approximately $16,000 as a result of foreign exchange fluctuations between the recording of liabilities related to invoices from Vibalogics GmbH and payment of those invoices.

Changes in Fair Values

 The change in fair value of the common stock warrant liability and embedded derivative liability increased income by approximately $3.84 million for the three months ending January 31, 2011 compared to expense of approximately $1.09 million in the same period a year ago. During the period a year ago, the Company recorded expense as the exercise price of substantially all warrants decreased from $0.20 to $0.17, as a result of the January 11, 2010 trigger of anti-dilution provisions in the warrant agreements, effectively increasing the liability associated with substantially all warrants, resulting in most of the expense that was recorded to the change in fair value account.  In addition, the share price increased from $0.13 at October 31, 2009 to $0.14 at January 31, 2010, resulting in some of the expense that was recorded to the change in fair value account.

 During the current period, the Company recorded income resulting from a decrease in the volatility of the underlying stock price, decreasing the liability associated with substantially all warrants, resulting in most of the income that was recorded to the change in fair value account.  In addition, the share price declined from $0.15 at October 31, 2010 to $0.147 at January 31, 2011, resulting in some of the income that was recorded to the change in fair value account.

Potential future increases or decreases in our stock price will result in increased or decreased warrant and embedded derivative liabilities, respectively, on our balance sheet and therefore increased or decreased expenses being recognized in our statement of operations in future periods.

Income Tax Benefit

In the three months ended January 31, 2011 income tax benefit increased by $100,494, to $379,472 in income, due to a gain recorded from the receipt of a NOL tax credit from the State of New Jersey tax program compared to the $278,978 in NOL tax credits received  from the State of New Jersey tax program in the three months ended January 31, 2010.

Liquidity and Capital Resources

Since our inception through January 31, 2011, the Company has reported accumulated net losses of approximately $27.3 million and recurring negative cash flows from operations. We anticipate that we will continue to generate significant losses from operations for the foreseeable future.

Cash used in operating activities, for the three months ending January 31, 2011, was approximately $2.2 million, primarily as a result of the following: increased R&D spending on clinical trials,  and higher general and administrative  spending compared to the corresponding period in the prior year.

Cash used in investing activities, for the three months ending January 31, 2011, was approximately $75,000 resulting from legal cost spending in support of our intangible assets (patents) and costs paid to the University of Pennsylvania for patent research.

Cash provided by financing activities, for the three months ending January 31, 2011, was approximately $2.3 million, primarily as a result of the sale of preferred stock to Optimus in addition to proceeds received from the sale of junior unsecured convertible notes. Principal payments on notes payable were slightly higher than proceeds from the sale of promissory notes.

Preferred Equity Financing (Optimus)

From November 1, 2010, through January 31, 2011 the Company issued and sold 133 shares of non-convertible, redeemable Series B Preferred Stock to Optimus pursuant to the terms of a Preferred Stock Purchase. The Company received gross proceeds of $1.33 million (net proceeds of $1.08 million) from this transaction.

In connection with these transactions, Optimus exercised 11,792,903 warrants at exercise prices ranging from $.15 to $.155.  As of January 31, 2011, 4,010,038 warrants remained outstanding.

In connection with  the December 30, 2010 transaction, the Company redeemed two hundred twenty-six (226) shares of Series B Preferred Stock held by Optimus for an aggregate redemption price of $3,141,004 consisting of (i) cash in an amount of $76,622 and (ii) cancellation of certain promissory notes issued by Optimus to the Company in the aggregate amount of $3,064,382.  As of January 31, 2011, Optimus is committed to purchase 328 shares of Series B Preferred Stock at a gross purchase price of $3.28 million.

 Notes Payable

The Company issued Junior Promissory Notes in the aggregate principal amount of approximately $1.4 million (net cash received of $1.23 million) during the three months ended January 31, 2011. During the three months ended January 31, 2011 the Company paid $187,582 in principal value on its Bridge Notes.

Our limited capital resources and operations to date have been funded primarily with the proceeds from public and private equity and debt financings, NOL tax sale and income earned on investments and grants.  We have sustained losses from operations in each fiscal year since our inception, and we expect losses to continue for the indefinite future, due to the substantial investment in research and development. As of January 31, 2011 and October 31, 2010, we had an accumulated deficit of $26,659,333 and $27,416,000, respectively and shareholders’ deficiency of $11,142,677 and $14,802,631, respectively. Based on our available cash of approximately $150,000 on February 24, 2011, we do not have adequate cash on hand to cover our anticipated expenses for the next 12 months. If we fail to raise a significant amount of capital, we may need to significantly curtail operations in the near future. These conditions raised substantial doubt about our ability to continue as a going concern. Consequently, the audit report prepared by our independent public accounting firm relating to our financial statements for the year ended October 31, 2010 included a going concern explanatory paragraph.

Our business will require substantial additional investment that we have not yet secured, and our failure to raise capital and/or pursue partnering opportunities will materially adversely affect our business, financial condition and results of operations. We expect to spend substantial additional sums on the continued administration and research and development of proprietary products and technologies, including conducting clinical trials for our product candidates, with no certainty that our products will become commercially viable or profitable as a result of these expenditures.  Further, we will not have sufficient resources to develop fully any new products or technologies unless we are able to raise substantial additional financing on acceptable terms or secure funds from new partners. We cannot be assured that financing will be available at all. Any additional investments or resources required would be approached, to the extent appropriate in the circumstances, in an incremental fashion to attempt to cause minimal disruption or dilution.  Any additional capital raised through the sale of equity or convertible debt securities will result in dilution to our existing stockholders.  No assurances can be given, however, that we will be able to achieve these goals or that we will be able to continue as a going concern.

We are pursuing additional investments, grants, partnerships as well as collaborations and exploring other financing options, with the objective of minimizing dilution and disruption.

Off-Balance Sheet Arrangements

As of January 31, 2011, we had no off-balance sheet arrangements, other than our lease for space. There were no changes in significance contractual obligation during the three months ended January 31, 2011.

Critical Accounting and New Accounting Pronouncements

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures in the financial statements. Management considers an accounting estimate to be critical if:

•	It requires assumptions to be made that were uncertain at the time the estimate was made, and
•	Changes in the estimate of difference estimates that could have been selected could have a material impact on our results of operations or financial condition.

 Actual results could differ from those estimates and the differences could be material. The most significant estimates impact the following transactions or account balances: stock compensation, liabilities, warrant valuation, impairment of intangibles and fixed assets and projected operating results.

Share-Based Payments - We record compensation expense associated with stock options in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Stock Compensation (formerly, FASB Statement 123R). We adopted the modified prospective transition method provided under SFAS No. 123R. Under this transition method, compensation expense associated with stock options recognized in the first quarter of fiscal year 2007, and in subsequent quarters, includes expense related to the remaining unvested portion of all stock option awards granted prior to April 1, 2006, the estimated fair value of each option award granted was determined on the date of grant using the Black-Scholes option valuation model, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123.

We estimate the value of stock options awards on the date of grant using the Black-Scholes-Merton option-pricing model. The determination of the fair value of the share-based payment awards on the date of grant is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, expected term, risk-free interest rate, expected dividends and expected forfeiture rates. The forfeiture rate is estimated using historical option cancellation information, adjusted for anticipated changes in expected exercise and employment termination behavior. Our outstanding awards do not contain market or performance conditions; therefore we have elected to recognize share based employee compensation expense on a straight-line basis over the requisite service period.

If factors change and we employ different assumptions in the application of ASC 718 in future periods, the compensation expense that we record under ASC 718 relative to new grants may differ significantly from what we have recorded in the current period. There is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under ASC 718. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements.

Warrants

Warrants were issued in connection with the equity financings completed in October 2007, the preferred equity financing with Optimus and our Bridge Notes issued from June 2009 through January 2011. At the balance sheet date we estimated the fair value of these instruments using the Black-Scholes model, which takes into account a variety of factors, including historical stock price volatility, risk-free interest rates, remaining term and the closing price of our common stock. Changes in assumptions used to estimate the fair value of these derivative instruments could result in a material change in the fair value of the instruments. We believe the assumptions used to estimate the fair values of the warrants are reasonable.

As of January 31, 2011 we had outstanding warrants to purchase 97,165,981 shares of our common stock (adjusted for anti-dilution provisions to-date) including approximately 89 million warrants with an exercise price of $0.15 per share.  These warrants include 4,010,038 warrants owned by Optimus as part of the Series B purchase agreement.

New Accounting Pronouncements

 In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-17, Revenue Recognition—Milestone Method (Topic 605) - Milestone Method of Revenue Recognition - a consensus of the FASB Emerging Issues Task Force . This ASU provides guidance to vendors on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 Not Applicable

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (1) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure; and (2) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

Changes in Internal Control over Financial Reporting

During the quarter ended January 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

As of the date hereof, there are no pending legal proceedings to which we are a party or of which any of our property is the subject.  In the ordinary course of our business we may become subject to litigation regarding our products or our compliance with applicable laws, rules, and regulations.

ITEM 1A. RISK FACTORS

There have been no material changes in our risk factors disclosed in our Annual Report on Form 10-K for the year ended October 31, 2010.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
.
During the period covered by this report, we have issued unregistered securities to the persons as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated there under. All recipients had adequate access to information about us. We have not furnished information under this item to the extent that such information previously has been included under Item 3.02 in a Current Report on Form 8-K.

During December 2010, the Company entered into an exchange with certain accredited investors holding convertible promissory notes in the aggregate principal face amount of $326,316, due on or around December 31, 2010, for new convertible promissory notes in the aggregate principal face amount of $343,491, due on or around March 31, 2011.  In connection with this exchange, the Company issued an additional 815,790 warrants.

During January 2011, the Company issued convertible promissory notes to accredited investors in the aggregate principal face amount of approximately $453,000, for an aggregate net purchase price of $395,000.  These Notes were issued with original issue discounts ranging from 5% to15% and are convertible into shares of Common Stock at $0.15 per share.  In connection with the purchase of these Notes, the Company issued to the purchaser of these Notes warrants to purchase 1,642,500 shares of Common Stock at an exercise price of $0.15 per share, subject to adjustments upon the occurrence of certain events. The Notes mature between April and October 2011, if not retired sooner and may be prepaid at anytime by the Company without penalty.

ITEM 5.  OTHER INFORMATION.

In connection with a loan made by our Chief Executive Officer, Thomas A. Moore, to us in the amount of $230,000, we agreed to further amend and restate the terms of the amended and restated senior promissory note held by Mr. Moore (the “Moore Notes”) on March 17, 2011 to increase the principal amount due by $230,000.  Under the terms of the amended and restated Moore Notes: (i) the maturity date is the earlier of (x) the date of consummation of an equity financing by us in an amount of $6.0 million or more and (y) the occurrence of any event of default as defined in the Moore Notes, (ii) Mr. Moore may elect, at his option, to receive accumulated interest thereon on or after April 15, 2011 (which we expect will amount to approximately $91,000), (iii) we will make monthly installment payments of $100,000 on the outstanding principal amount beginning on June 15, 2011, and (iv) we may retain, at the option of Mr. Moore, $200,000 of the repayment amount for investment in our next equity financing.

In consideration of Mr. Moore’s initial agreement to purchase the Moore Notes, we agreed that concurrently with an equity financing resulting in gross proceeds to us of at least $6.0 million, we will issue to Mr. Moore a warrant to purchase our common stock, which will entitle Mr. Moore to purchase a number of shares of our common stock equal to one share per $1.00 invested by Mr. Moore in the purchase of the Moore Notes.  The terms of these warrants were subsequently modified by our board of directors based on the terms of the June 2009 bridge financing increasing the number of shares underlying the warrant from one share per $1.00 invested to two and one-half shares.  The terms of these warrants were further modified by our board of directors to increase the number of warrants from two and one-half warrants per $1.00 invested to three warrants.  The final terms are anticipated to contain the same terms and conditions as warrants issued to investors in the subsequent financing (which are currently exercisable at $0.15 per share).

Item 6. Exhibits.

3.1(i)	Amended and Restated Certificate of Incorporation. Incorporated by reference to Annex C to DEF 14A Proxy Statement filed with the SEC on May 15, 2006.
3.1(ii)	Amended and Restated Bylaws. Incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-QSB filed with the SEC on September 13, 2006.
10.1*	Amended and Restated Senior Promissory Note, dated March 17, 2011, between the registrant and Thomas A. Moore.
31.1*	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVAXIS, INC. Registrant

Date: March 17, 2011	By:	/s/ Thomas Moore
Thomas Moore Chief Executive Officer and Chairman of the Board

	By:	/s/ Mark J. Rosenblum
Mark J. Rosenblum Chief Financial Officer, Senior Vice President and Secretary

Exhibit 10.1

$808,000.00	March 17, 2011

ADVAXIS, INC.

AMENDED AND RESTATED SENIOR PROMISSORY NOTE

THIS AMENDED AND RESTATED SENIOR PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW.  NO SALE, TRANSFER, PLEDGE OR ASSIGNMENT OF THIS SENIOR PROMISSORY NOTE SHALL BE VALID OR EFFECTIVE UNLESS (A) SUCH TRANSFER IS MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAW, OR (B) SUCH TRANSFER IS MADE PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OF ANY APPLICABLE STATE SECURITIES LAW.

FOR VALUE RECEIVED, Advaxis, Inc., a Delaware corporation (the “Company”), promises to pay to the order of Thomas A. Moore, the joint registered holder or registered assigns hereof (the “Holder”), the principal amount of up to Eight Hundred And Eight Thousand dollars ($808,000.00), payable on the earlier of (i) the date of consummation of an equity financing by the Company in an amount of $6,000,000 or more and (ii) the occurrence of any event described in Section 2 hereof (“Maturity Date”), together with interest on the outstanding principal amount of this Note, accruing at the rate of twelve percent (12%) per annum, compounded daily, commencing on the date hereof, subject to Section 2 hereof.  All interest shall be calculated on the basis of a 360-day year counting the actual days elapsed.  Accrued interest shall be payable upon the maturity of this Note and at the time of any prepayment, as provided below.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Note Purchase Agreement, dated September 22, 2008, as may be amended, between the Company and the Holder (the “Note Purchase Agreement”).

1.           Payments and Prepayments.

(a)           Payments of principal and interest on this Note shall be made at the Holder’s address as set forth in the Note Purchase Agreement, or such other place or places as may be specified by the Holder of this Note in a written notice to the Company.

(b)           Principal shall be paid commencing June 15, 2011 and on the 15th day of each consecutive month thereafter in the amount of $100,000 plus interest until there is a balance of $200,000 which shall remain outstanding and paid at the option of the Holder.  Accrued and unpaid interest on the outstanding principal amount of this Note may, at the option of the Holder, be paid by the Company on or after April 15, 2011.

(c)           Payments of principal and interest on this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds so as to be received by the Holder on the due date of such payment.

(d)           If any payment on this Note becomes due and payable on a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close, the maturity thereof shall be extended to the next succeeding business day and, with respect to payments of principal, interest thereon shall be payable during such extension.

(e)           This Note may be prepaid in whole or in part at the option of the Company at any time prior to the Maturity Date without penalty or premium.  Accrued interest on any amount of principal prepaid shall be due and payable at the time of such prepayment.  All amounts due hereunder shall be due and payable on the Maturity Date.

2.           Events of Default.  In the event that any one or more of the following occurs and upon written notice to the Company of such event (each, an “Event of Default”):

(a)           the Company defaults in the payment of principal on the date due or defaults in the payment of interest required to be made on this Note and such default in the payment of interest shall continue for a period of ten (10) days;

(b)           the Company ceases all or substantially all of its business activities other than by reason of natural disaster; material fire or other casualty; quarantine or epidemic or other cause beyond the Company’s reasonable control, and the Company does not resume all or substantially all of its business activities within sixty (60) days thereafter;

(c)           the Company hereafter makes an assignment for the benefit of creditors, or files a petition in bankruptcy as to itself, is adjudicated insolvent or bankrupt, petitions a receiver of or any trustee for the Company or any substantial part of the property of the Company under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether or not hereafter in effect; or if there is hereafter commenced against the Company any such proceeding and an order approving the petition is entered or such proceeding remains undismissed for a period of sixty (60) days, or the Company by any act or omission to act indicates its consent to the approval of or acquiescence in any such proceeding or the appointment of any receiver of, or trustee for, the Company or any substantial part of its properties, or suffers any such receivership or trusteeship to continue undischarged for a period of sixty (60) days;

then, and in any such event, and at any time thereafter, if such event shall then be continuing, the Holder of this Note may (x) upon written demand to the Company, declare this Note (including the Premium) immediately due and payable, whereupon the same shall be immediately due and payable and/or (y) pursue any and all available remedies against the Company for the collection of outstanding principal and interest under this Note.  Upon the occurrence and during the continuance of any Event of Default, the interest rate per annum set forth on the first page hereof shall be increased by 0.1% per day until the cure of such Event of Default; provided, that in no event shall such interest rate be increased above the maximum amount permitted by applicable law.

2

3.           Miscellaneous.

(a)           Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and of a letter of indemnity reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incident thereto, and upon surrender or cancellation of this Note, if mutilated, the Company will make and deliver a new Note of like tenor in lieu of such lost, stolen, destroyed or mutilated Note.

(b)           Except as otherwise expressly provided in this Note, the Company hereby waives diligence, demand, presentment for payment, protest, dishonor, nonpayment, default, and notice of any and all of the foregoing.

(c)           Neither any provision of this Note nor any performance hereunder may be amended or waived orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification or discharge is sought. All rights and remedies conferred upon the Holder under this Note shall be cumulative and may be exercised singly or concurrently.

(d)           No course of dealing between the Company and the Holder, or any failure or delay on the part of the Holder in exercising any rights or remedies, or any single or partial exercise of any rights or remedies, shall operate as a waiver or preclude the exercise of any other rights or remedies available to the Holder.

(e)           In the event that the Holder shall, during the continuance of an Event of Default, turn this Note over to an attorney for collection, the Company shall further be liable for and shall pay to the Holder all collection costs and expenses incurred by the Holder, including reasonable attorneys’ fees and expenses; and the Holder may take judgment for all such amounts in addition to all other sums due hereunder.

(f)           This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any principles of conflict of laws.

(g)           This Note is an amendment and restatement of, but not in satisfaction of, that Amended and Restated Senior Promissory Note dated on or about February 19, 2010.

[Signature Page Follows]

3

IN WITNESS WHEREOF, the Company has duly caused this Note to be signed on its behalf, in its corporate name and by its duly authorized officer as of the date and year first written above.

ADVAXIS, INC.

By:	/s/ Mark J. Rosenblum
	Name:	Mark. J. Rosenblum
	Title:	Senior Vice President, Chief Financial Officer and Secretary

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EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18.U.S.C. 7350
(SECTION 302 OF THE SARBANES OXLEY ACT OF 2002)

I, Thomas Moore, certify that:

1.	I have reviewed this report on Form 10-Q for the quarter ended January 31, 2011 of Advaxis, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

March 17, 2011

/s/ Thomas Moore
Name: Thomas Moore
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18.U.S.C. 7350
(SECTION 302 OF THE SARBANES OXLEY ACT OF 2002)

I, Mark J. Rosenblum, certify that:

1.	I have reviewed this report on Form 10-Q for the quarter ended January 31, 2011 of Advaxis, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

March 17, 2011

/s / Mark J. Rosenblum
Name: Mark J. Rosenblum
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION-PURSUANT TO SECTION 906 OF THE SARBANES OXLEY ACT OF 2002

The undersigned as Chief Executive Officer of Advaxis, Inc. (the “Company”), does hereby certify that the foregoing Quarterly Report on Form 10-Q of the Company for the quarter ended January 31, 2011:

(1)	Fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	Fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 17, 2011

/s/ Thomas Moore
Thomas Moore
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION-PURSUANT TO SECTION 906 OF THE SARBANES OXLEY ACT OF 2002

The undersigned as the Chief Financial Officer of Advaxis, Inc. (the “Company”), does hereby certify that the foregoing Quarterly Report on Form 10-Q of the Company for the quarter ended January 31, 2011:

(1)	Fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	Fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 17, 2011

/s/ Mark J. Rosenblum
Mark J. Rosenblum
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.